UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-35530

BROOKFIELD RENEWABLE PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit List to this Form 6-K.

******

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2020	BROOKFIELD RENEWABLE PARTNERS L.P.,
by its general partner, Brookfield Renewable Partners Limited

	By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99.1*	Agreement and Plan of Reorganization, by and among TerraForm Power, Inc., Brookfield Renewable Partners L.P., Brookfield Renewable Corporation, 2252876 Alberta ULC and TerraForm Power NY Holdings, Inc., dated March 16, 2020

99.2	Voting Agreement, by and among TerraForm Power, Inc., BBHC Orion Holdco L.P. and Orion U.S. Holdings 1 L.P., dated March 16, 2020

99.3	Material Change Report of Brookfield Renewable Partners L.P. dated March 26, 2020

*	The schedules and exhibits to the agreement have been omitted. A copy of any omitted schedule or exhibit will be furnished to the Securities and Exchange Commission upon request.